

November 5, 2013

<u>Via E-mail</u>
Ofer Haviv
President and Chief Executive Officer
Evogene Ltd.
13 Gad Feinstein Street
Park Rehovot P.O.B. 2100
Rehovot 76121
Israel

    **Re:    Evogene Ltd.**
             **Amendment No. 2 to**
             **Registration Statement on Form F-1**
             **Filed October 28, 2013**
             **File No. 333-191315**

Dear Mr. Haviv:

    We have reviewed your response to our prior comment letter to you dated October 21, 2013 and have the following additional comments.

<u>Management's Discussion and Analysis of Financial Condition, Page 39</u>

<u>Application of Critical Accounting Policies and Estimates, page 53</u>

<u>Share-Based Compensation, page 54</u>

1. We note from your response to our prior comment 1 that the public offering price of your common shares is currently expected to be determined at or around the public trading price of your shares on the Tel Aviv Stock Exchange (the "TASE") and not at a significant premium to such trading price. We also note from your response that you will provide necessary disclosures in response to our prior comment when the information is available. In this regard, please confirm that you will revise to discuss each significant factor contributing to the difference between the fair value of the options granted during 2012 and 2013 and the estimated public offering price for your common shares in the United States. This discussion should generally explain any significant intervening events and reasons for changes in assumptions, as well as the weighting of expected outcomes that resulted in the changes in the fair value of your shares and related stock-based compensation. You may also include relevant disclosure explaining how your expected IPO price for common shares to be issued in this offering compares to your recent trading price on the TASE.

Financial Statements, page F-1

General

2.  Please revise to remove the restrictive legend that follows the report of the independent registered public accounting firm and the consent of the independent registered public accounting firm prior to the planned effectiveness of the Form F-1 registration statement.

Exhibits

3.  Please have counsel file a legality opinion.  We may have additional comments upon further review.

    You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.  Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3642 with any other questions.

                                        Sincerely,

                                        /s/ Loan Lauren P. Nguyen

                                        Loan Lauren P. Nguyen
                                        Special Counsel

cc:     Via E-mail
        Joshua G. Kiernan, Esq.